

Mail Stop 3030

November 21, 2016

<u>Via E-Mail</u>
Waqaas Al-Siddiq
Chief Executive Officer
Biotricity Inc.
275 Shoreline Drive, Suite 150
Redwood City, CA 94065

> **Re: Biotricity Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 8, 2016**
> **File No. 333-210933**

Dear Mr. Al-Siddiq:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2016 letter.

<u>Business, page 38</u>

1.   The information mentioned in your response to prior comment 3 did not include the material mentioned in response 20 of your letter to us dated August 22, 2016. We may have further comment after you provide that material.

<u>Event Monitoring, page 51</u>

2.   Please disclose the substance of the last sentence of your response to prior comment 7 regarding the status of your arrangements with monitoring centers.

Transactions with Related Persons, page 70

3.   From your revisions to footnote 2 to the table on page 64, it appears that all of Mr. Al-Siddiq's compensation prior to April 12, 2016 was in the form of consulting fees. Accordingly, please reconcile the amount of the consulting fees indicated in your response to prior comment 9 with the total compensation amounts paid to Mr. Al-Siddiq listed in the table on page 64. Please also expand your revisions on page 70 to name each relevant related person, disclose the basis on which the person is a related person, and indicate the amount of such related person's interest in each transaction.

Selling Stockholders, page 71

4.   We note your revisions in response to prior comment 10. Given the information in footnote (10), it is unclear how the information in footnote (1) on page 69 applies to Ansari American Holdings LLC. Please revise or advise.

        You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Stephen E. Fox, Esq.
        Ruskin Moscou Faltischek, P.C.